Exhibit 16
July 6, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561
Dear Sirs/Madams:
We have read Item 4 of Breeze-Eastern Corporation’s Form 8-K dated July 2, 2007, and have the following comments:
1.	We agree with the statements made in the first sentence of the first paragraph, the second, third and seventh paragraphs and the third sentence of the fourth paragraph.

2.	We have no basis on which to agree or disagree with the statements made in the second sentence of the first paragraph, the fifth and sixth paragraphs, or the first and second sentences of the fourth paragraph.
Yours truly,
/s/ Deloitte & Touche LLP